UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 31, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

UBS AG produces regular annual and quarterly reports, which are submitted to the SEC under Forms 20-F and 6-K, respectively. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of this additional disclosure follows herein, and should be read in conjunction with the annual report on Form 20-F for the year ended 31 December 2017 of UBS Group AG and UBS AG, filed with the SEC on 9 March 2018, as well as UBS AG's first quarter 2018 report, submitted to the SEC on Form 6-K on 27 April 2018, UBS AG's second quarter 2018 report, submitted to the SEC on Form 6-K on 27 July 2018, and UBS AG's third quarter 2018 report, submitted to the SEC on Form 6-K on 31 October 2018.

Capitalization of UBS AG

The following table presents the consolidated capitalization of UBS AG in accordance with IFRS in Swiss francs, the presentation currency of UBS AG, and translated into US dollars.

	As of
	30.9.18		30.6.18
in million	CHF	USD	CHF	USD
Debt:
Short term debt issued¹	75,928	77,371	69,906	70,524
Long term debt issued²	81,715	83,268	85,873	86,631
Total debt issued	157,643	160,639	155,779	157,155
Equity attributable to UBS AG shareholders	50,136	51,089	49,961	50,403
Equity attributable to non-controlling interests	38	39	60	61
Total capitalization	207,817	211,766	205,800	207,618

1 Short-term debt issued is comprised of debt issued measured at amortized cost and debt issued designated at fair value by UBS AG and its subsidiaries with a remaining contractual maturity of less than one year without considering any early redemption features.    2 Long-term debt issued is comprised of debt issued measured at amortized cost and debt issued designated at fair value by UBS AG and its subsidiaries with a remaining contractual maturity of more than one year without considering any early redemption features.

Swiss franc (CHF) amounts as of 30 September 2018 have been translated into US dollars (USD) at the rate of CHF 1 = USD 1.01900 (the exchange rate in effect as of 30 September 2018), and CHF amounts as of 30 June 2018 have been translated into USD at the rate of CHF 1 = USD 1.00884 (the exchange rate in effect as of 30 June 2018).

Ratio of Earnings to Fixed Charges of UBS AG

The following table sets forth UBS AG’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations.

	For the quarter ended	For the year ended
CHF million, except for ratio	30.9.18	31.12.17	31.12.16	31.12.15¹	31.12.14	31.12.13
Pre-tax earnings from continuing operations	1,528	4,977	4,009	5,349	2,424	3,287
Add: Fixed charges	2,651	7,865	7,998	7,153	7,293	8,030
Pre-tax earnings before fixed charges	4,180	12,842	12,007	12,502	9,717	11,317

Fixed charges:
Interest expense	2,620	7,728	7,399	6,550	6,639	7,351
Other²	32	137	599	603	653	679
Total fixed charges	2,651	7,865	7,998	7,153	7,293	8,030

Ratio of earnings to fixed charges³	1.58	1.63	1.50	1.75	1.33	1.41

1 Upon adoption of the amendments to IAS 1 on 1 January 2018, UBS AG presents interest income and expense from financial instruments measured at amortized cost and fair value through other comprehensive income separately from interest income and expense from financial instruments measured at fair value through profit or loss. Prior periods were amended for this change in presentation. As a consequence, interest expense for the year ended 31 December 2015 increased by CHF 101 million, which resulted in a reduction of the ratio of earnings to fixed charges from 1.76 to 1.75. All other periods presented were not affected by this change in presentation.   2 Other fixed charges relate to the estimated interest component of rental expense.    3 UBS AG redeemed its last outstanding preferred notes in December 2017. A ratio of earnings to combined fixed charges and preference security dividends was not presented for periods prior to 2018 as there were no mandatory preferred share dividends in these periods. Accordingly, the ratio would have equaled the ratio of earnings to fixed charges.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi _____________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi _____________

Name:  Ella Campi

      Title:    Executive Director

Date:  October 31, 2018